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                                                                     EXHIBIT 4.3



         Effective as of December 27, 2000, the text of Section 10.2 of the Partnership Agreement was designated as paragraph (a) of such Section, and a new paragraph (b) was added to Section 10.2 reading in its entirety as follows:

                  "(b)Notwithstanding any other provision of this Article 10, a Unitholder may at any time sell or transfer its Units to any other Unitholder or the Managing General Partner in whole and not in part, and any Unitholder or the Managing General Partner may at any time purchase the Units of any other Unitholder, in each such case on such terms and provisions as such Unitholders or the Managing General Partner, as applicable, may mutually agree."